

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

January 3, 2013

<u>Via Facsimile</u>
Mr. Henk Derksen
Chief Financial Officer
Belden, Inc.
7733 Forsyth Boulevard, Suite 800
St. Louis, Missouri 63105

      **RE:**   **Belden, Inc.**
              **Form 10-K for the Year Ended December 31, 2011**
              **Filed February 29, 2012**
              **File No. 1-12561**

Dear Mr. Derksen:

      We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Rufus Decker

                                Rufus Decker
                                Accounting Branch Chief